EXHIBIT 8.4

Amendment No. 1 to Engagement Agreement

July ____, 2019

Reference is made to the Engagement Agreement, dated April 29, 2019, (the “Engagement Agreement”), by and between NMS Capital Advisors, LLC (“NMS”) and Med-X, Inc. (the “Company”). All capitalized terms used in this Amendment No. 1 to the Engagement Agreement (this “Amendment”) and not otherwise defined herein shall have the respective meanings assigned to such terms in the Engagement Agreement. NMS and the Company agree as follows:

A. Amendments to Engagement Agreement. The Engagement Agreement is amended as follows:

1. Section 3 of the Engagement Agreement is hereby amended to add the following sentence at the end of the paragraph:

“Notwithstanding the foregoing, the Company may terminate this Agreement for cause, which shall include, the material failure of NMS to provide the services contemplated by this Agreement.”

2. Section 4 of the Engagement Agreement is hereby deleted in its entirety and replaced with the following:

“Fees.

a. Reg A Transaction.

(i) Retainer. Upon the execution of this Agreement, the Company shall pay NMS an amount equal to $20,000 (the “Retainer Fee”), which amount reflects the initial reasonable out-of-pocket accountable expenses anticipated to be incurred by NMS in connection with the Reg A Transaction.. The Retainer Fee shall be paid by wire transfer to an account designated by NMS and shall be refundable to the extent the Reg A Transaction is not commenced and such expenses are not actually incurred by NMS.

(ii) Common Stock Fee. Upon the first closing of the Reg A Transaction, the Company shall issue to NMS thirty thousand (30,000) shares of Common Stock of the Company, in the name of the holder designated by NMS (the “Common Stock Fee”). The Common Stock Fee shall be subject to a 180-day lockup in accordance with the provisions of FINRA Rule 5110(g)(1).

(iii) Reg A Transaction Fee. The Company will pay to NMS (i) in the event that NMS shall elect, in the exercise of its sole discretion, to offer and sell the shares of Common Stock to its clients or customers in the Reg A Transaction (the “Direct Sales”), then and in such event, NMS shall be entitled to receive a commission equal to eight percent (8%) of the aggregate gross proceeds received by the Company with respect only to such Direct Sales which shall include shares of Common Stock allocated by NMS to selected dealers participating in the offering, in its sole discretion, and (ii) two percent (2.0%) of the aggregate gross proceeds received from sales/orders placed by investors the Company introduces to NMS from the efforts of the Company, its consultants and/or public relations/marketing representatives acting on behalf of the Company (collectively, the “Fee”). The Fee shall be due and payable by wire transfer to an account designated by NMS upon each closing of the Reg A Transaction, as applicable.

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b. Expenses. The Company shall reimburse NMS for all pre-approved reasonable out-of-pocket expenses (“Miscellaneous Expenses”), including but not limited to, travel expenses, roadshow and marketing expenses and reasonable attorney’s fees, incurred by NMS in performing its services hereunder, in connection with the Reg A Transaction, in an amount not to exceed $50,000 (inclusive of the Retainer Fee). Upon commencement of the Reg A Transaction, the Miscellaneous Expenses, in excess of the Retainer Fee, shall be billed monthly and shall be paid to NMS within thirty (30) calendar days of receipt by the Company of the documented expenses; provided, that, in the event the Reg A Transaction is not consummated hereunder, the Company shall reimburse NMS the Miscellaneous Expenses that exceed the amount of the Retainer Fee within forty-five (45) calendar days of receipt by the Company of the documented expenses. Notwithstanding the foregoing, in the event the Reg A Transaction is not commenced, any prepayment of the Retainer Fee or Miscellaneous Expenses, as applicable, not actually incurred by NMS shall be refunded to the Company.

3. Section 5 of the Engagement Agreement is hereby amended to include the following language at the end of the paragraph:

“; provided, that if the Company terminates this Agreement for cause as set forth in Section 3 above, this Section 5 shall be null and void.”

B. No Other Amendments. Except as set forth above, all the terms and provisions of the Engagement Agreement shall continue in full force and effect. All references to Engagement Agreement from the date hereof shall mean the Engagement Agreement, as amended by this Amendment.

C. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Amendment by one party to the other may be made by facsimile or email transmission.

D. Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of California without regard to the principles of conflicts of laws.

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If the foregoing correctly sets forth the understanding between us, please so indicate in the space provided below for that purpose.

Very truly yours,

NMS CAPITAL ADVISORS, LLC

By:
Name: David Walters
Title: Chief Executive Officer

ACKNOWLEDGED AND AGREED:

MED-X, INC.

By: ________________________________

Name:    Matthew Mills

Title: President

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